UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: October 13, 2026

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

77 Corporate Drive

Bridgewater, New Jersey 08807

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Legend Biotech Announces Preliminary Sales for CARVYKTI® for the Quarter Ended September 30, 2026

Pursuant to the Collaboration and License Agreement dated as of December 21, 2017, as amended, between Legend Biotech USA Inc., Legend Biotech Ireland Limited, Janssen Biotech, Inc. and Janssen Pharmaceutica NV (together, “Janssen”), on October 13, 2026, Legend Biotech Corporation (“Legend Biotech”) announced that CARVYKTI® generated approximately $710 million in net trade sales during the quarter ended September 30, 2026. The net trade sales figure is based on information provided to Legend Biotech by Janssen, and Legend Biotech has not independently verified the accuracy of such sales figure.

The sales figure is based on information available to Legend Biotech as of the date of this Form 6-K, and the determination of the amount of any revenue or gross profit to be recorded in Legend Biotech’s consolidated statement of operations is subject to completion by management of Legend Biotech of its financial statements as of and for the period ended September 30, 2026. Legend Biotech’s independent registered public accountants have not audited, reviewed or performed any procedures with respect to this data and accordingly they have not expressed an opinion or provided any other form of assurance with respect thereto.

Cautionary Note Regarding Forward-Looking Statements

Statements in this report on Form 6-K about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to CARVYKTI®, including Legend Biotech’s expectations for net trade sales and resulting gross profit of CARVYKTI®. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; competition in general; government, industry, and general public pricing and other political pressures; as well as the other factors discussed in the “Risk Factors” section of the Legend Biotech’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 10, 2026. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 6-K as anticipated, believed, estimated or expected. Any forward-looking statements contained in this Form 6-K speak only as of the date of this Form 6-K. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

This report on Form 6-K is hereby incorporated herein by reference in the registration statements of Legend Biotech on Form F-3 (Nos. 333-278050 and 333-257625) and Form S-8 (No. 333-239478, 333-283217 and 333-299349), to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION (Registrant)

October 13, 2026	By:	/s/ Ingrid Zhang
Ingrid Zhang
Chief Executive Officer